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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November,  2002

Commission File Number: 0-31166

Corner Bay Silver, Inc

_____________________________________________________________________

(Translation of registrant's name into English)

55 University Avenue, Ste 910, Ontario Canada M5J 2H7

_____________________________________________________________________

(Address of principal executive offices)

1.  Notice of Meeting

2.  Information Circular

3.  Audited financial statements

4.  Management's Discussion and Analysis

5.  Proxy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corner Bay Silver, Inc.

________________________

(Registrant)

         November 26, 2002

Date_______________

    /s/Steve Brunelle

By:___________________________

Steve Brunelle, Vice President

CORNER BAY SILVER INC.

55 University Avenue, Suite 910

Toronto, Ontario

M5J 2H7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Corner Bay Silver Inc. (the “Company”) will be held on Friday, December 20, 2002 at 10:00 a.m. (Toronto time) at The Ontario Club, Canadian Room, 30 Wellington Street West, 5th Floor, Toronto, Ontario, for the following purposes:

1.

To receive the Annual Report, the Consolidated Financial Statements of the Company for the years ended June 30, 2002 and 2001 and the Report of the Auditors thereon;

2.

To elect directors for the ensuing year;

3.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants as auditors and authorize the directors to fix their remuneration;

4.

To approve, ratify and confirm a resolution authorizing the directors to enter into agreements whereby the Company may perform private placements for the purposes of raising additional funds to carry out exploration work and to increase its working capital;

5.

To transact such further and other business as may properly come before the meeting or any adjournment thereof.

This Notice of Meeting is accompanied by the Form of Proxy, Proxy Information Circular, Annual Report and Audited Financial Statements of the Company.

Shareholders who are unable to attend the Meeting in person are asked to complete, date, sign and return the enclosed form of Proxy before the Meeting in the enclosed envelope.

DATED at Toronto, Ontario 4th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Mordaunt

Chairman and President

CORNER BAY SILVER INC.

55 University Avenue, Suite 910

Toronto, Ontario M5J 2H7

MANAGEMENT PROXY CIRCULAR FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Solicitation of Proxies

This Proxy Circular is furnished in connection with the solicitation by the management of Corner Bay Silver Inc. (the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may be solicited personally by management of the Company at nominal cost.  The cost of solicitation by management will be borne by the Company.

Voting by Proxy

Proxies for use at the Meeting must be mailed to Equity Transfer Services Inc., Suite 420, Adelaide Street West, Toronto, Ontario  M5H 4C3 and must be received not later than the close of business on Wednesday December 18, 2002 or be delivered to the scrutineer at the Meeting or any adjournment thereof, prior to the time for voting, in order to be voted.

The shares represented by the Proxy given in favour of the person or persons named in the enclosed form of Proxy will be voted in accordance with the direction of the shareholder as indicated on the form of Proxy.  In the absence of such direction, such shares will be voted "for" the matters set out in the Notice of Meeting and described in this Proxy Circular.  The enclosed form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the date hereof, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.  However, if other matters not known to management should properly come before the meeting, the accompanying Proxy will be voted on such matters in accordance with the judgment of the person voting the Proxy.

Appointment and Revocation of Proxies

The persons named in the enclosed form of Proxy are directors and/or officers of the Company.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in the Proxy form and striking out the names of the other nominees.

A shareholder giving a Proxy has the power to revoke it at any time before it is exercised.  A Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized, and received by the Company at the address below by the close of business on Wednesday, December 18, 2002 or by the scrutineer of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Record Date

The Company has fixed November 14, 2002 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting and as the record date for the purpose of determining shareholders entitled to vote at the Meeting.  The Company will prepare a list of shareholders as at the close of business on the record date and each shareholder named in the list will be entitled to vote the shares shown opposite his name on the said list at the Meeting except to the extent that the shareholder has transferred any of his shares after the record date and (i) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and (ii) demands by not later than December 10, 2001 that his name be included in the list before the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting.

Voting Shares and Principal Holders Thereof

On November 4, 2002 the Company has 19,636,109 common shares issued and outstanding, each carrying the right to one vote at the Meeting.  So far as the directors and senior officers of the Company are aware, there are no persons or companies beneficially owning or exercising control or direction over shares carrying more than 10% of the votes attached to the common shares of the Company.

Executive Compensation

The following table presented in accordance with the regulation (the “Regulation”) made under the Securities Act (Ontario) sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2002, 2001 and 2000 (to the extent required by the Regulation):

Summary Compensation Table

Name and Position	Year Ending			Stock Options Granted	Stock Options Exercised	Stock Options held at		All Other
(1)	June 30	$Salary	$Bonus	(2)	$Gain (3)	year end	$ Value (4)	Compensation

Peter Mordaunt	2002	US78,000	US40,000	100,000	Nil	580,000	1,320,500	Nil
Chairman &	2001	US78,000	US40,000	Nil	210,000	480,000	Nil	Nil
President	2000	US78,000	Nil	480,000	500,000	630,000	502,000	Nil

Steven Brunelle	2002	111,000	25,000	100,000	98,490	350,000	807,500	Nil
Vice President

William Faust	2002	US121,668	Nil	100,000	263,500	60,000	111,000	Nil
Vice President
Operations

Edward J. Badida	2002	102,300	Nil	100,000	Nil	100,000	310,000	Nil
Vice President
Finance

(1)

For the relevant periods, no other executive officer earned compensation in excess of $100,000.

(2)

Peter Mordaunt - 2002 – 100,000 Options to purchase Common Shares at $1.75 expiring 10/02/04 and 2000 - 350,000 Options to purchase Common Shares at $2.65 expiring 12/20/02.

Steven Brunelle – 2002 - 100,000 Options to purchase Common Shares at $1.75 expiring 10/02/04 William Faust – 2002- 100,000 Options to purchase Common Shares at $3.00 expiring 02/28/05

Edward J. Badida – 2002 – 100,000 Options to purchase Common Shares $1.75 expiring 10/02/04

(3)

Represents the difference between the exercise price and the closing price on The Toronto Stock Exchange on the day prior to exercise.

(4)

Represents the difference between exercise price and the closing price on The Toronto Stock Exchange at June 30.

Compensation of Directors

No amounts were paid to directors acting as such in the fiscal year ended June 30, 2002.

Indebtedness of Directors and Officers

No directors or officers of the Company are indebted to the Company.

Interests of Management and Others in Material Transactions

Certain geological, consulting and corporate services and facilities were provided to the Company and its subsidiaries by directors and/or officers and/or companies controlled by directors and/or officers.  The cost of such services for the fiscal year ended June 30, 2002 was $680,213 (2001-$354,989).  The Company, as prime tenant of shared corporate offices, charged rent of $6,000 (2001-$51,400) and overhead recoveries of $7,500 (2001-$97,575) to companies related due to common direction and management.

Management Contracts

The Company has agreements with three executive officers.  Two provide that, if the officer’s contract is terminated without cause, the Company is required to pay the said officer two times his annual remuneration.  In the event that there is a fundamental change with respect to the Company, the officer or the Company, at any time within six months following such change, may terminate the contract and thereupon the Company shall pay the said officer three times his annual remuneration.  The third provides that if the officer’s contract is terminated without cause, the Company is required to pay the said officer one times his annual remuneration.  In the event of a fundamental change with respect to the Company, the Company may terminate the contract and thereupon the Company shall pay the officer two times his annual remuneration.

Stock Option Plan

On November 1, 1995 the shareholders of the Company adopted a resolution approving the creation of a Stock Option Plan (the “Plan”) in favour of directors, employees and consultants to the Company (collectively, the “Eligible Persons”).  Pursuant to the plan and subsequent resolutions passed by shareholders, the Company may grant options to Eligible Persons for a maximum of 4,400,000 common shares of its share capital, at a price to be determined by its Board of Directors.  Such price shall not be lower than the market price in accordance with the rules set forth by the regulatory authorities having jurisdiction over the securities of the Company.  The purpose of the Plan is to attract and motivate Eligible Persons by offering them the opportunity to acquire an equity interest in the company through the purchase of common shares under the Plan.

The following table sets out the details concerning all outstanding options granted under the Plan as at the date hereof;

Date of Grant	Number of Options	Exercise Price	Expire Date

December 20, 1999	500,000	$2.65	December 20, 2002
June 30, 2000	660,000	$3.00	June 30, 2003
October 2, 2001	380,000	$1.75	October 2, 2004
December 12, 2001	40,000	$1.80	December 12, 2004
February 28, 2002	60,000	$3.00	February 28, 2005

The following table sets forth the number of shares acquired, if any, by officers and directors pursuant to options exercised during the financial year ended June 30, 2002 and the total value realized at the time of exercise.

Category	Number of optionees who have exercised options	Number of shares Purchased	Value realized ($)
Officers	2	207,000	310,100
Directors	5	210,000	432,000
Employees and Consultants	4	195,000	466,750

Annual Report and Consolidated Financial Statements

The Consolidated Financial Statements of the Company for the years ended June 30, 2001 and 2000 and the Report of the Auditors thereon are included herewith.

Statement of Corporate Governance Practices

The Toronto Stock Exchange, on which Corner Bay Silver Inc. (“Corner Bay”) is listed, has adopted guidelines regarding the disclosure by listed corporations of their approach to corporate governance (the “Guidelines”).  This section is a consequence of the Guidelines.

The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller corporations.  As a matter of fact, the Board of Directors of Corner Bay (the “Board”) considered the Guidelines, received comments from Corner Bay’s solicitors and decided not to implement some recommendations, which were deemed to be overly expensive and inappropriate for a company of Corner Bay’s size.  It was felt that adding such overhead costs would needlessly reduce the Company’s working capital position

The Role of the Board

The role of the Board is to oversee the conduct of the Company’s business and to supervise management, which is responsible to the board for the day-to-day conduct of business.  However, given Corner Bay’s size, individual transactions loom large in relative importance and are addressed at the Board level.

The Board discharges five (5) specific responsibilities as part of its overall “stewardship responsibility”.  These are:

*  Strategic planning process:  given Corner Bay’s size, its strategic plan is elaborated directly by the Board, with the assistance of management;

*  Managing risk :  the Board directly oversees most aspects of the business of Corner Bay and thus, does not require the elaboration of “systems” or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of Corner Bay;

*  Appointing, training and monitoring senior management:  no elaborate system of selection, training and assessment of management has been established, as these would prove too costly; however the Board closely monitors management’s performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

*  Communication policy:  it is and has always been the Board’s unwritten policy to communicate effectively with its shareholders, other stakeholders and the public generally through statutory filings and mailings, as well as news releases; the shareholders are also given an opportunity to make comments or suggestions at shareholder meetings; these comments and suggestions are then factored into the Board’s decisions;

*  Ensuring the integrity of the Company’s internal control and management information systems:  given the involvement of the Board in operations, the reports from and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

The Composition of the Board and the Establishment of Board Committees

Corner Bay’s Board is presently comprised of six (6) Directors, of whom four (4) can be defined as “unrelated Directors” or “Directors who are independent of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Directors’ ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding” and do not have interests in or relationships with Corner Bay.

In keeping with the Guideline, the Board examined the possibility of setting up various committees such as a Nominating Committee, a Governance Committee or a Human Resources and Compensations Committee.  However, in light of Corner Bay’s size and resources, it was deemed that setting up such committees would be overly expensive.

Corner Bay does not provide a formal orientation and education programme for new Directors.  However, new Directors are given an opportunity to familiarize themselves with Corner Bay by touring the facilities and meeting other members of the Board as well as members of management.

The Board’s Performance and Director’s Compensation and Indemnification

Without convening a special meeting for this purpose, the Board periodically undertakes an assessment exercise addressing its effectiveness, with input from management.

Board remuneration is divulged in the Information Circular which is sent to shareholders prior to meetings.

The Board’s Relations with Management

The Chairman of the Board is a member of management, as is the norm with companies of Corner Bay’s size.  However, the Board feels that this is not an impediment to the proper discharge of the Board’s responsibilities.  Furthermore, the interaction between senior management and the Board members both inside and outside of Board meetings ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

Corner Bay’s Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs and reducing the return on shareholder’s equity.  The Board remains committed to ensuring the long term viability and profitability of Corner Bay, along with the well-being of its employees and of the communities in which it operates.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.    Election of Directors

The Board of Directors of the Company presently consists of six (6) directors.  Management proposes the election of six (6) directors to the Board.  The following are management’s nominees for election to the Board:

Name, Residence and

Present Position

Number of

with the Corporation

Principal Occupation

Shares (1)

Director Since

Peter Mordaunt

Chairman and President of

Tucson, Arizona

Corner Bay Silver Inc.

729,490

July 1993

Chairman of the Board,

President and Director

Steven Brunelle

Geologist,Vice President

318,509

February 1996

Acton, Ontario

& Secretary

Vice President and

Corner Bay Silver Inc.

Director

J. Terrence Flanagan

Geologist and Professional

312,037

May 1991

Toronto, Ontario

Engineer; Chairman of Chesbar

Director

Resources Inc.

Frank J. Nolan

President of

25,000

May 1990

Halifax, Nova Scotia

Petro Drilling Company Ltd.

Director

Donald J. Worth

Retired Professional Engineer

20,000

October 2001

Willowdale, Ontario

Director

Michel Blouin

Lawyer, Partner at

NIL

December 2001

Dorval, Quebec

Lavery De Billy, Montreal

Director

NOTE:  (1)  The information with respect to shares owned beneficially, controlled, or directed by directors not being within the knowledge of the Company has been furnished by the respective directors individually.

All of the above nominees, were candidates for the position of director at the last meeting of shareholders.  The term of office of each director will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Company or until his successor is elected or appointed.

At present, the Audit Committee is composed of Messrs. P. Mordaunt, J. T. Flanagan and D. J. Worth.  The responsibility of the Audit Committee is to review the annual and quarterly consolidated financial statements of the Company and to make recommendations to the Board of Directors with respect to the same.  The Company does not have an Executive Committee.

If for any reason any nominee is not available for election, Proxies exercisable by management will be voted in favour of the remaining nominees, unless the shareholder directs withholding of vote, and may be voted for a substitute nominee in the place of those who are not candidates.  Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any nominees.

2.    Appointment of Auditors

It is proposed to appoint PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Company and to authorize the Directors to fix their remuneration.  PricewaterhouseCoopers were first appointed as auditors of the Company in June, 1989.

3.

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Company’s Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY’S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 19,636,109 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON DECEMBER 20, 2002 WOULD NOT EXCEED 19,636,109 SHARES IN THE AGGREGATE, OR 100% OF THE COMPANY’S ISSUED AND OUTSTANDING AS AT NOVEMBER 4TH, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)

it must be substantially with parties at arm’s length to the Company;

(b)

it cannot materially affect control of the Company;

(c)

it must be completed within a twelve month period following the date the shareholder approval is given; and

Page10

(d)

it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the “Market Price”), less the applicable discount, as follows:

Market Price

Maximum Discount

$0.50 or less

25%

$0.51 to $2.00

20%

Above $2.00

15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing December 20, 2002 of such number of securities that would result in the Company issuing or making issuable 19,636,109 common shares as is more particularly described in the Company’s Proxy Circular dated November 4, 2002, is hereby approved.

The persons designated in the enclosed form of Proxy intend to vote for the adoption of this  resolution. This resolution must be adopted by a majority of the votes cast by the shareholders present or represented by proxy at the meeting.

Other Matters Which May Come Before the Meeting

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters which are not known to management should properly come before the Meeting, the persons named in the enclosed form of proxy are authorized to vote the shares represented thereby in accordance with their best judgment.

The undersigned hereby certifies that the contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

Toronto, Ontario

Peter Mordaunt

November 4, 2002

Chairman and President

Corner Bay Silver Inc.

An exploration stage entity

Consolidated Financial Statements

June 30, 2002 and 2001

(expressed in Canadian dollars)

     September 6, 2002

                              Independent Auditors' Report

     To the Shareholders of

     Corner Bay Silver Inc.

     We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at

     June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30,

     2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and

     2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

     (Signed) "PricewaterhouseCoopers LLP"

     Chartered Accountants

     Toronto, Ontario

     Comments by Auditors for U.S. readers on Canada-U.S. Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

     (Signed) "PricewaterhouseCoopers LLP"

     Chartered Accountants

     Toronto, Ontario

     Corner Bay Silver Inc.

     An exploration stage entity

     Consolidated Balance Sheets

     As at June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

                                                              2002         2001

                                                                $            $

                                                          -----------  -----------

      Assets

      Current assets

      Cash                                                 5,323,564    4,022,422

      Receivables                                            197,673      176,912

      Prepaid expenses and deposits                           16,887       27,389

                                                          -----------  -----------

                                                           5,538,124    4,226,723

      Deposits - reclamation bonds                            30,000       30,000

      Investment - quoted market value of $nil(2001 -              -       43,353

         $61,933) (note 8)

      Deferred exploration expenditure (note 3)            7,705,865    4,551,072

      Property, plant and equipment (note 4)               3,896,461       96,870

                                                          -----------  -----------

                                                          17,170,450    8,948,018

                                                          ===========  ===========

      Liabilities

      Current liabilities

      Accounts payable and accrued liabilities               316,914      387,963

                                                          -----------  -----------

      Shareholders' Equity

      Capital stock (note 5)                              24,314,504   14,813,154

      Contributed surplus                                    537,005      537,005

      Deficit                                             (7,997,973)  (6,790,104)

                                                          -----------  -----------

                                                          16,853,536    8,560,055

                                                          -----------  -----------

                                                          17,170,450    8,948,018

                                                          ===========  ===========

      Nature of operations and going concern (note 1)

      Commitments (note 10)

Approved by the Board of Directors

(signed) J. Terrance Flanagan       Director(signed) Steve Brunelle       Director

       The accompanying notes form an integral part of these consolidated financial statements.

     Corner Bay Silver Inc.

     An exploration stage entity

     Consolidated Statements of Operations and Deficit

     For the three-year period ended June 30, 2002

     (expressed in Canadian dollars, unless otherwise stated)

                                                 2002         2001         2000

                                                  $            $            $

                                              -----------  -----------  -----------

      Other income

      Interest                                    94,013     127,474        48,611

      Other                                      201,831      97,500        64,900

                                              -----------  -----------  -----------

                                                 295,844     224,974       113,511

      Other expenses

      General and administrative               1,467,007     798,073       521,338

      Amortization                                     -      25,312        19,251

                                              -----------  -----------  -----------

                                               1,467,007     823,385       540,589

      Gain on disposal of assets                       -           -      (14,465)

      Gain on disposal of investment             (5,805)           -             -

      Writedown of investment                          -           -        22,606

      Write-off of property, plant and            42,511      95,833             -

         equipment

      Write-off of deferred exploration                -     373,627     1,088,239

         expenditure

                                               1,503,713   1,292,845     1,636,969

                                              -----------  -----------  -----------

      Loss for the year                      (1,207,869)  (1,067,871)   (1,523,458)

      Deficit - Beginning of year            (6,790,104)  (5,722,233)   (4,198,775)

                                              -----------  -----------  -----------

      Deficit - End of year                  (7,997,973)  (6,790,104)   (5,722,233)

                                              ==========  ===========  ============

      Basic loss per share                        (0.07)       (0.08)       (0.14)

                                              ==========  ===========  ============

      Weighted average number of shares

         outstanding                          16,697,807  13,912,182    10,760,945

                                              ==========  ===========  ============

       The accompanying notes form an integral part of these consolidated financial statements.

     Corner Bay Silver Inc.

     An exploration stage entity

     Consolidated Statements of Cash Flows

     For the three-year period ended June 30, 2002

     (expressed in Canadian dollars, unless otherwise stated)

                                                 2002         2001         2000

                                                  $            $            $

                                              -----------  -----------  -----------

      Cash provided by (used in)

      Operating activities

      Loss for the year                       (1,207,869)  (1,067,871)  (1,523,458)

      Write-off of deferred exploration                -      373,627    1,088,239

         expenditure

      Writedown of investment                          -            -       22,606

      Amortization                                     -       25,312       19,251

      Write-off of property, plant and            42,511       95,833            -

         equipment

      Gain on disposal of investment              (5,805)           -            -

      Gain on disposal of assets                       -            -      (14,465)

                                              -----------  -----------  -----------

                                              (1,171,163)    (573,099)    (407,827)

      Net (increase) decrease in non-cash        (81,308)      82,054      237,610

         working capital balances related

         to operations (note 11)

                                              (1,252,471)    (491,045)    (170,217)

      Investing activities

      Deferred exploration expenditure and

         property, plant and equipment

            Expenditures                      (3,147,522)  (1,460,057)  (2,185,566)

            Option receipts                            -        5,975       25,000

            Proceeds on disposal of assets             -            -       28,057

            Proceeds on disposal of               49,158            -       73,486

                investment

      Purchase of assets under construction     (400,000)           -            -

      Purchase of equipment                       (6,873)           -            -

                                              -----------  -----------  -----------

                                              (3,505,237)  (1,454,082)  (2,059,023)

      Financing activities

      Issue of common shares                   6,058,850    5,038,397    2,499,391

                                              -----------  -----------  -----------

      Increase in cash during the year         1,301,142    3,093,270       270,151

      Cash - Beginning of year                 4,022,422      929,152       659,001

                                              -----------  -----------  -----------

      Cash - End of year                       5,323,564    4,022,422       929,152

                                              ===========  ===========  ===========

     Supplemental cash flow information (note 11)

       The accompanying notes form an integral part of these consolidated financial statements.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

1. Nature of operations and going concern

        The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties,

        and future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2. Summary of significant accounting policies

        These consolidated financial statements have been prepared in accordance with

        Canadian generally accepted accounting principles (GAAP).

        Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie

        Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A.

        de C.V.).

        Deferred exploration expenditure

        The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production,

        sold or abandoned. The costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

        In March 2000, the Accounting Standards Board of the Canadian Institute of

        Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled,

        "Enterprises in the Development Stage" (AcG 11), and subsequently, on March

        12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining

        Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii)

        disclosure. Prior to their issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies.

        These guidelines were effective for fiscal periods beginning on or after April

        1, 2000, which affects the Company's fiscal years ended on or after June 30,

        2001.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

        EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section

        3061, "Property, Plant and Equipment" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG

        11 exist.

        There would need to be an assessment of deferred exploration expenditure.

        Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

        The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

        EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

        Property, plant and equipment

        Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%.

        Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

        Assets under construction

        Assets under construction consist of equipment to be commissioned at the

        Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

        Financial instruments

        The carrying amounts of cash, receivables, prepaid expenses and deposits,

        accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

        Income taxes

        The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

        Stock-based compensation plan

        The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

        Loss per share

        Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year,

        including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

        During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA handbook, Section 3500, "Earnings per share." There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

        Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities,

        revenue and expenses during the reporting period. Actual results could differ from these estimates.

        Translation of foreign currencies

        As the Company considers all of its foreign operations to be fully integrated,

        all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-

        monetary items carried at market values are translated at the year-end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions,

        except depletion and amortization, which are translated at the same rates as the related assets.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

3. Deferred exploration expenditure

                                      Mexico  Maritimes  Chibou-gamau        Total

                                           $          $             $            $

     --------------------------------------------------------------------------------

      Balance - June 30, 1999       1,018,492      401,611    1,097,825    2,517,928

      Expenditures                  2,114,901        1,411            -    2,116,312

      Option receipts                       -      (25,000)      (9,586)     (34,586)

      Writedown                             -            -   (1,088,239)  (1,088,239)

     --------------------------------------------------------------------------------

      Balance - June 30, 2000       3,133,393      378,022            -    3,511,415

      Expenditures                  1,388,451        1,580            -    1,390,031

      Option receipts                       -       (5,975)           -       (5,975)

      Amortization of                  29,228            -            -       29,228

         equipment capitalized

      Writedown                             -     (373,627)           -     (373,627)

     --------------------------------------------------------------------------------

      Balance - June 30, 2001       4,551,072            -            -    4,551,072

      Expenditures                  3,147,522            -            -    3,147,522

      Amortization of                   7,271            -            -        7,271

         equipment capitalized

     --------------------------------------------------------------------------------

      Balance - June 30, 2002       7,705,865            -            -    7,705,865

     ================================================================================

        The Alamo Dorado silver/gold property is located in the northwestern state of

        Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

        The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying

        US$800,000 over six years. Payments are made semi-annually, of which

        US$450,000 was paid to June 30, 2002 (2001 - $325,000; 2000 - $nil).

        During the year, the Company incurred $131,147 (2001 and 2000 - $nil) in rental payments, and is committed to annual rental payments of $114,150.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

4. Property, plant and equipment

                                                 2002                                    2001

     -------------------------------------------------------------------------------------------------

                             Cost    Accumulated       Net        Cost      Accumulated        Net

                                     amortization                           amortization

                                $          $            $           $             $             $

     -------------------------------------------------------------------------------------------------

     Equipment            68,683         14,722       53,961      129,415         32,545       96,870

     Assets under

       construction     3,842,500              -    3,842,500            -              -            -

     -------------------------------------------------------------------------------------------------

                       3,911,183         14,722    3,896,461      129,415         32,545       96,870

     =================================================================================================

                                                                                              2000

                                                               ---------------------------------------

                                                                   Cost     Accumulated        Net

                                                                            amortization

                                                                    $             $             $

                                                               ---------------------------------------

     Equipment                                                    239,640         62,423      177,217

     Assets under construction                                          -              -            -

                                                               ---------------------------------------

                                                                  239,640         62,423      177,217

                                                               =======================================

        During the year ended June 30, 2002, the Company wrote off $42,511 (2001 -

        $95,833; 2000 - $nil) of property, plant and equipment.

5. Capital Stock

        Authorized

        Unlimited number of common shares, without nominal or par value

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

      Issued and outstanding - common shares

                                                            Number of        Net

                                                              shares      proceeds

                                                           outstanding        $

      -----------------------------------------------------------------------------

      Balance - June 30, 1999                               9,899,115    7,275,366

      Shares issued for cash in private placement

          September 21, 1999                                  596,540      773,976

          December 20, 1999                                   400,000    1,198,435

      Warrants exercised for cash during the year             545,454      409,080

      Options exercised for cash during the year              393,000      117,900

     ------------------------------------------------------------------------------

      Balance - June 30, 2000                              11,834,109    9,774,757

      Shares issued in prospectus offering -                3,666,667    4,978,397

          December 14, 2000

      Options exercised for cash during the year              200,000       60,000

     ------------------------------------------------------------------------------

      Balance - June 30, 2001                              15,700,776   14,813,154

      Shares issued for cash in private placement -         1,830,000    4,575,000

          February 19, 2002

      Warrants exercised for cash during the year             183,333      275,000

      Options exercised for cash during the year              612,000    1,208,850

      Shares issued for assets under construction             850,000    3,442,500

          purchased June 18, 2002 (note 11)

     ------------------------------------------------------------------------------

      Balance - June 30, 2002                              19,176,109   24,314,504

     ==============================================================================

        On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

        On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

        On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001.

        In connection with the December 14, 2000 offering, the underwriters received

        183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001.

        Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

        On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

      Warrants

                                  Number of warrants     Weighted

                                                          average

                                                            price

                                                                $

      Balance - June 30, 1999              -                   -

      Issued - December 20, 1999     200,000                 4.00

     -------------------------------------------------------------

      Balance - June 30, 2000        200,000                 4.00

      Issued - December 14, 2000   2,016,666                 2.18

     -------------------------------------------------------------

      Balance - June 30, 2001      2,216,666                 2.34

      Expired                     (2,033,333)                2.42

      Exercised                     (183,333)                1.50

     -------------------------------------------------------------

      Balance - June 30, 2002              -

     =======================================

        Options

     On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On December

        20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

        Under the Plan, the Company provides options to buy common shares of the

        Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

        No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

        Compensation expense is recorded when stock options are issued to non-

        employees and is recognized over the vesting period of the options.

        Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the year ended June 30,

        2002, no stock options were issued to non-employees.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated)

        As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

      Number of options   Exercise price   Expiry date

                                 $

      -----------------   --------------   -----------

          500,000                2.65       12/20/02

          660,000                3.00       06/30/03

          380,000                1.75       10/02/04

           40,000                1.80       12/12/04

           60,000                3.00       02/28/05

                                         2002                 2001                 2000

     ------------------------------------------------------------------------------------

                       Number of   Weighted   Number of   Weighted   Number of   Weighted

                        options     average    options     average    options     average

                                     price                  price                  price

                                       $                      $                      $

     ------------------------------------------------------------------------------------

     Outstanding -

       Beginning of

       year             1,607,000     2.60   1,707,000       2.38     700,000      0.30

     Granted              645,000     1.95     100,000       1.70   1,400,000      2,84

     Exercised           (612,000)    1.98    (200,000)      0.30    (393,000)     0.30

     -----------------------------------------------------------------------------------

     Outstanding -

       End of year      1,640,000     2.57   1,607,000       2.60   1,707,000      2.38

     ===================================================================================

     6. Income taxes

        The Company has non-capital loss carry-forwards of approximately $2.5 million available to reduce future taxable income. These losses will expire between

        2003 and 2009. In addition, the Company has approximately $7.3 million in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

     7. Related party transactions

        Certain geological, consulting and corporate services were provided to the

        Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services

        (including salaries) for the year ended June 30, 2002 was $680,213 (2001 -

        $354,989; 2000 - $230,279). The services provided were at rates similar to those charged to non-related parties.

        The Company, as prime tenant of shared corporate offices with the above-

        mentioned related party companies, charged rent of $6,000 for the year ended

        June 30, 2002 (2001 - $51,400; 2000 - $46,800) and had overhead recoveries of

        $7,500 for the year ended June 30, 2002 (2001 - $97,575; 2000 - $71,913).

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

     8. Investment

        As at June 30, 2002, the Company held nil (2001 - 309,665; 2000 - 309,665)

        shares of MSV Resources Inc. The investment was disposed of during the year.

     9. Segmented information

        Working capital balances are retained in Canada and principal property balances are located as described in note 3.

     10. Commitments

        The Company leases office space under leases expiring November 30, 2004.

        Future minimum lease payments are as follows:

         Year ended June 30         $

        ----------------------------------

             2003                69,660

             2004                69,660

             2005                29,025

        ----------------------------------

                                168,345

        ==================================

     11. Supplemental cash flow information

        During the fiscal years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

        Net (increase) decrease in non-cash working capital balances related to operations:

                                                       2002      2001      2000

                                                        $         $         $

         ------------------------------------------------------------------------

          Receivables                               (20,761)   (17,438)   32,625

          Prepaid expenses and deposits              10,502     (1,452)  (21,502)

          Accounts payable and accrued liabilities  (71,049)   100,944   226,487

         ------------------------------------------------------------------------

                                                    (81,308)    82,054   237,610

         ========================================================================

        On June 18, 2002, assets under construction were acquired for $3,442,500,

        through issuance of common shares (note 5). The purchase price was based on the value of the common shares.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

     12. Acquisition of Company by Pan American Silver Corp.

        On May 21, 2002 the Company and Pan American Silver Corp. (Pan American)

        announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002,

        both companies announced amended terms to the proposed plan of arrangement.

        The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario

        Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September

        4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

        Under the terms of the amended plan of arrangement, each Corner Bay Silver

        Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant.  Each whole Pan

        American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five-year period after the effective date of the plan of arrangement. The

        Pan American Warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

     13. Subsequent events

        In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000

        (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

     14. Comparatives

        Certain prior year's comparative numbers have been restated to reflect the current year's presentation.

     15. Difference between Canadian and United States Generally Accepted Accounting

        Principles (GAAP)

        Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

     Consolidated statement of operations

                                                  2002         2001         2000

                                                   $            $            $

     ------------------------------------------------------------------------------

      Loss for the year reported under

         Canadian GAAP                        (1,207,869)  (1,067,871)  (1,523,458)

      Exploration expenses adjustment (a)     (3,154,793)  (1,039,657)    (993,487)

     ------------------------------------------------------------------------------

      Loss for the year reported under

         U.S. GAAP                            (4,362,662)  (2,107,528)  (2,516,945)

     ==============================================================================

U..

In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditure to earnings as operating expenses as incurred until proven economic reserves are established.  As a result of accounting for these expenditures in this manner, loss for the year would be increased by $3,154,793 in the year ended June 39, 2002, by $1,039,657 in the year ended June 30, 2001 and $993,487 in the year ended June 30, 2000.

        b) The Company accounts for its share options using the intrinsic value method, which in the Company's circumstances does not result in amounts different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock

        Issued to Employees," (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statements of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of stock compensation awards at their fair value at the date the award is granted. The fair value of the Company's options that were granted in

        2002 was $447,952 (2001 - $37,605; 2000 - $878,747). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75%

        to 4.04%. The fair value for 2001 and 2000 was estimated using the Black-

        Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

      Basic loss per share

                                                  2002         2001         2000

                                                   $            $            $

     ------------------------------------------------------------------------------

      Loss for the year reported under       (4,362,662)  (2,107,528)  (2,516,945)

         U.S. GAAP

      Weighted average number of common      16,697,807   13,912,182   10,760,945

         shares outstanding

     ------------------------------------------------------------------------------

      Loss per share under U.S. GAAP              (0.26)       (0.15)       (0.23)

     ==============================================================================

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

     Consolidated statements of comprehensive loss

                                                  2002         2001         2000

                                                   $            $            $

     ------------------------------------------------------------------------------

      Loss for the year reported under       (4,362,662)  (2,107,528)  (2,516,945)

         U.S. GAAP

      Other comprehensive earnings - net

         of income taxes

           Unrealized gain on                         -       18,580        9,290

              marketable securities

           Realized (gain) loss on              (18,580)           -       33,948

              sale of marketable securities

           Writedown to fair value                    -            -       22,606

     ------------------------------------------------------------------------------

      Comprehensive loss for the year        (4,381,242)  (2,088,948)   (2,451,101)

     ==============================================================================

        The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that resulted from transactions, other than those with shareholders, and other economic events that occurred during the year.

        Under U.S. GAAP, the Company's holdings of marketable securities with quoted market values would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant year.

     Consolidated statements of cash flows

        The following summarizes the cash flow amounts in accordance with U.S. GAAP:

                                                  2002         2001         2000

                                                   $            $            $

     ------------------------------------------------------------------------------

      Operating activities               (4,399,993)  (1,900,413)  (2,258,579)

      Investing activities                (357,715)     (44,714)       29,339

      Financing activities                6,058,850    5,038,397    2,499,391

      Opening cash and cash equivalents   4,022,422      929,152      659,001

      Closing cash and cash equivalents   5,323,564    4,022,422      929,152

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

     Consolidated balance sheets

        The following summarizes the consolidated balance sheet amounts in accordance with U.S. GAAP where they are different from the amounts reported under

        Canadian GAAP.

                                         2002                       2001

     ------------------------------------------------------------------------------

                                 Canadian     U.S. GAAP     Canadian      U.S. GAAP

                                   GAAP                       GAAP

                                     $            $             $              $

     ------------------------------------------------------------------------------

      Investments                      -             -        43,353         61,933

      Deferred                 7,705,865             -     4,551,072              -

         exploration

         expenditure

      Deficit                 (7,997,973)  (15,703,838)   (6,790,104)   (11,341,176)

      Cumulative

         comprehensive

         other income                  -             -             -         18,580

        New standards for U.S. GAAP

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other

        Intangible Assets." This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption.

        SFAS No. 142 will be adopted on July 1, 2002.

        Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement

        Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS

        No. 143 and will adopt this standard on July 1, 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends APB 51.

        This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired,

        and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

     Corner Bay Silver Inc.

     An exploration stage entity

     Notes to Consolidated Financial Statements

     June 30, 2002 and 2001

     (expressed in Canadian dollars, unless otherwise stated

        Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64,

        Amendment of SFAS No. 13, and Technical Corrections as of April 2002." This

        statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of

        Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds

        SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This

        statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company's results of operations or financial position.

        Financial Accounting Standards Board (FASB)

        On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs

        Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

        Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring,

        discontinued operation, plant closing or other exit or disposal activity. SFAS

        No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company's result of operations or financial position.

        New standards for Canadian GAAP

        The CICA approved a new handbook Section 3062, "Goodwill and Other Intangible

        Assets," which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB

        (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows. Section 3026 will be adopted on July 1, 2002.

Management’s Discussion and Analysis

Corner Bay Silver Inc.

General

The following management’s discussion and analysis of financial condition and results of operations of Corner Bay Silver Inc. should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report.  During the year ended June 30, 2002, the Company’s activities focused on the completion of a Feasibility Study on the Alamo Dorado Property, in Sonora Mexico, and the acquisition of a crushing plant for the project.

Operations

Fiscal 2002

The loss for the year ended June 30 2002 was $1,207,869 ($0.07 per share) compared to a loss of $1,067,871 ($0.08 per share) for the previous year. The loss in the current year includes the write off of property plant and equipment of $42,511, compared to $469,460 for property, plant, equipment and deferred exploration expenditures in fiscal 2001. The Company’s general and administrative expenses increased to $1,467,007 as compared with $798,073 in the previous year. The increase is attributable to the addition of personnel, engaging financial consultants to assist in mine financing, costs incurred to keep the shareholders informed and the Company in good standing with various regulatory authorities and costs related to the increased administration activity required as exploration and the Feasibility Study continued on the Alamo Dorado Property.  Income increased during the year to $295,844 from the previous year’s $224,974. Interest income was $94,013 compared to $127,474 in the prior year. This was due to a decrease in average cash on deposit during the year.  Other income, including royalty income on mineral properties increased to $201,831 in fiscal 2002 from $97,500 in the previous year.

Fiscal 2001

The loss for the year ended June 2001 was $1,067,871 ($0.08 per share) compared to a loss of $1,523,458 or ($0.14 per share) for the previous year. The loss in the year includes the write off of property plant and equipment and deferred exploration expenditure of $469,460, compared to $1,088,239 in fiscal 2000. The Company’s general and administrative expenses increased to $798,073 as compared with $521,338 in the previous year.  The increase is attributable to the addition of personnel, costs associated with the Company’s head office move and costs related to an equity financing during the year.  Income increased during the year to $224,974 from the previous year’s $113,511. Interest income was $127,474 compared to $48,611 in the prior year. This was due to an increase in cash on deposit from the proceeds received from the equity financing. Other income, including rental income from shared head office premises, increased to $97,500 in Fiscal 2001 from $64,900 in the previous year.

Capital Expenditures

Fiscal 2002

During the current year, expenditures of $3,154,395 were made on the Alamo Dorado Property compared to $1,417,679 in the previous year. The increase in deferred exploration expenditures during the year ended June 30, 2002 is a result of increased exploration activity and the costs of conducting a Feasibility Study. Furthermore the Company acquired a crushing plant (assets under construction) for $3,842,500. The purchase price was comprised of cash $400,000 and the issuance of 850,000 common shares of the Company with an estimated fair value of $3,442,500.

Fiscal 2001

During fiscal 2001 expenditures of $1,417,679 were made on the Alamo Dorado Property compared to $2,114,901 in the previous year. The reduction in expenditures during the year ended June 30, 2001 is a result of reduced exploration activity during the time the Company focused on completing its equity financing.

Liquidity, Capital and Financial Condition

Fiscal 2002

The Company raised net proceeds of $6,058,850 during fiscal 2002 by the issuance of 2,625,333 common shares as compared with net proceeds of $5,038,397 by the issuance of 3,866,667 common shares in the preceding year. The Company also issued 850,000 shares during fiscal 2002 with an estimated value of $3,442,500 for the purchase of assets under construction.  The working capital of the Company at June 30, 2002 was $5,221,210. This compares with $3,838,760 at June 30, 2001. The Company has no long term debt and has funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares.  Cash used in operating activities for the year ended June 30, 2002 totaled $1,252,471 including the net loss of $1,207,869. Significant adjustments included the write-off of property plant and equipment in the amount of $42,511 and a gain on disposal of investment of $5,805.  Cash used in the year ended June 30, 2002 on investing activities totaled $3,505,237, consisting of expenditures on mineral properties totaling $3,154,395 and purchase of assets under construction of $400,000. Cash was provided by proceeds on disposal of investments of $49,158.  Cash provided in the year ended June 30, 2002 by financing activities totaled $6,058,850 consisting entirely of the issuance of common stock.

Fiscal 2001

The Company raised net proceeds of $5,038,397 during Fiscal 2001 by the issuance of 3,866,667 common shares as compared with net proceeds of $2,499,391 by the issuance of 1,934,994 common shares in the preceding year. The working capital of the Company at June 30, 2001 was $3,838,760. This compares with $827,544 at June 30, 2000.  The Company had no long term debt and had funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares. Cash used in the year ended June 30, 2001 operating activities totaled $491,045 including the net loss of $1,067,871. Significant adjustments included property plant and equipment and deferred exploration expenditure written off in the amount of $469,460 and amortization in the amount of $25,312.  Cash used in the year ended June 30, 2001 on investing  activities totaled $1,454,082, consisting of expenditures on mineral properties totaling $1,460,057. Cash was provided by option receipts in the amount of $5,975.  Cash provided in the year ended June 30, 2001 financing activities totaled $5,038,397 consisting entirely of the issuance of common stock.

Outlook

At June 30, 2002 the Company held cash and cash equivalents of $5,323,564. These funds have been allocated to fund the Company’s ongoing general and administrative expenses. The Company will need to fund the further activity at the Alamo Dorado Property as recommended by AMEC E&C Services Inc. (AMEC) in the Feasibility Study by a combination of debt and equity financing. The AMEC Feasibility Study estimates capital costs to be US$45.1 million to complete the Alamo Dorado mine construction. There are no assurances that either the banking industry or the equity markets will allow for the conclusion of the project financing. Market conditions for raising capital will be strongly influenced by the prices of both silver and gold.

Acquisition of Company by Pan American Silver Corp.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company.

On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement was subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities.  The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in November 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five–year period after the effective date of the plan of arrangement. The Pan American Warrants will, subject to approval, be listed for trading on the Toronto Stock Exchange (TSX).

CORNER BAY SILVER INC.

PROXY FOR THE ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON DECEMBER 20, 2002

SOLICITED BY MANAGEMENT

The undersigned shareholder of CORNER BAY SILVER INC.  hereby appoints PETER MORDAUNT, Chairman and President, or failing him, STEVEN S. BRUNELLE, Vice President or instead of either of them___________________ as Proxy to attend, vote and act for the undersigned at the Annual and Special Meeting of the Shareholders to be held on December 20, 2002 and at any adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournments and, without limiting the generality of the foregoing, to vote on my behalf:

1.

FOR [    ] or WITHHOLD FROM VOTING [    ] for the election of the six Directors as proposed by management

OR

if you wish to vote for some but not all of the six nominees for director, mark your votes individually, as follows:

FOR [   ] or WITHHOLD FROM VOTING [   ]   Peter Mordaunt

FOR [   ] or WITHHOLD FROM VOTING [   ]   Steven S. Brunelle

FOR [   ] or WITHHOLD FROM VOTING [   ]   J. Terrence Flanagan

FOR [   ] or WITHHOLD FROM VOTING [   ]   Frank J. Nolan

FOR [   ] or WITHHOLD FROM VOTING [   ]   Donald J. Worth

FOR [   ] or WITHHOLD FROM VOTING [   ]   Michel Blouin

2.

FOR [  ] or WITHHOLD FROM VOTING [  ]  with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors and authorizing the Directors to fix their remuneration;

3.

FOR [   ] or AGAINST [    ] the approval, ratification and confirmation of a resolution authorizing the directors to enter into agreements whereby the Company may perform private placements for the purposes of raising additional funds to carry out exploration work and to increase its working capital;

4.

At the Proxy’s discretion upon any amendments or variations to matters specified in the Notice of Annual and Special Meeting or upon any other matters that may properly come before the Annual and Special Meeting or any adjournments thereof.

The shares represented by this Proxy will be voted as specified.  If no choice is specified the Proxy will be voted “for” the matters described above.  This Proxy confers discretionary authority for the nominee to vote with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this Proxy or any other matter which may properly come before the meeting and in such manner  as such nominee in his judgment may determine.

Each shareholder has the right to appoint a person (who need not be a shareholder of the Company) to attend and act for him at the meeting other than the persons designated above.  Such right may be exercised by striking out the names of management’s nominees and by inserting in the blank space provided the name of the person to be appointed.

       The undersigned hereby revokes any proxies previously given.

       DATED the _________ day of ________________________, 2002

Signature of Shareholder              Please Print Name

If the shareholder is a corporation, this Proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

An undated Proxy is deemed to bear the date it was mailed by Management.